[ATMEL CORPORATION LETTERHEAD]
July 13, 2006
Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 0306
Washington, D.C. 20549

Re:	Reply to letter dated June 16, 2006
Atmel Corporation
Form 10-K for the fiscal year ended December 31, 2005
File No. 0-19032
Dear Mr. Cascio:
In response to the letter from the Staff of the Securities and Exchange Commission dated June 16, 2006 regarding accounting comments with respect to the financial statements of Atmel Corporation (the “Company”) included in the above-referenced documents, we are providing below the explanation requested and the proposed revisions, if any, to each item addressed in the Staff’s review. In this letter, the Company has recited the comment from the Staff in bold and has followed the Staff’s comment with the Company’s response.
Form 10-K for the year ended December 31, 2005
Consolidated Financial Statements
Consolidated Statements of Operations — Page 43
Staff comment:
1. We see that you have recorded $44,369 of legal awards and settlements as non-operating income during the year ended December 31, 2005. The litigation was related to a license agreement with LM Ericsson Telefon, AB covering your proprietary AVR microprocessor technology. Since the license agreement appears to relate to your operations, please tell us why you should not record the settlement within operating income.
Company’s response
We respectfully advise the staff that the total legal awards and settlements of $44,369 was classified as non-operating income based upon review of available US GAAP guidance, management judgment, and review of industry trends, including filings by other registrants facing the same reporting issue.
US GAAP guidance surrounding non-operating income statement classification is focused around extraordinary items (APB 30) and discontinued operations (SFAS 144 and EITF Issue NO. 03-13) neither of which directly apply to the determination of the classification between operating and non-operating results.
While we have developed a significant patent portfolio, we historically have not licensed technology to other companies in exchange for royalties to be included in revenue. Technologies developed by us or acquired have generally been utilized for Atmel manufactured products only. Other registrants within the semiconductor industry who do have a business model that includes routinely licensing technology to others for commercial use, classify royalties received within revenue, and describe the recognition process in significant accounting policies. In the absence of this business model for Atmel, we considered that unusual and non-recurring litigation proceeds such as these were best presented as a non-operating item.
As legal awards and settlements were significant to our 2005 results, and technical guidance on the classification of gains on legal settlements lacked clarity, we studied other registrants’ periodic filings to look for consistency in practice for disclosures surrounding these gains. Our review noted that significant and non-recurring legal award gains were frequently categorized outside of continuing operations by other registrants.
In our judgment, significant legal awards and settlements should be segregated on the face of the statement of operations (regardless of classification as operating or non-operating) and with respect to these specific items, as they are not related to the ongoing operations and the typical revenue and expense streams of our business, they should be presented as a component of non-operating income. In addition, the litigation award related to the misappropriation of trade secrets, breach of contract, and fraud among other claims related to such technology. Furthermore, as the nature and structure of these specific legal awards and settlements are non-recurring and generally significant compared to our results of operations, we considered that the fairest, most accurate and transparent presentation was to present these legal awards and settlements outside of operating results. Based on the Company’s rational as laid out above, along with diversity in practice amongst other registrants, we believe our presentation of these legal awards and settlements is appropriate.
Note 1. Summary of Significant Accounting Policies — Page 47
Revenue Recognition — Page 48
Staff comment:
3. We see that you defer gross margin for sales to distributors that allow for price protection and product returns. Please tell us the nature of pricing adjustments provided to distributors and whether the pricing adjustments are material for the periods presented. Additionally, please clarify whether you anticipate that substantial amounts recorded as deferred income on shipments to distributors will not ultimately be recognized as revenue. Tell us the amount or range of price concessions customarily provided to distributors and why these amounts are not reasonably estimable.
Company’s response
In response to the Staff’s comment, deferred revenue amounts primarily relate to sales to distributors with significant rights of return, which in our case is primarily applicable for our US-based distributors. As disclosed in our Form 10-K for the year ended December 31, 2005, sales to these distributors accounted for approximately 6 to 7% of our net revenues for the years 2003 through 2005. Receivables recorded on the sale to these sell through distributors represent legally enforceable claims that are due and collectible, and not dependent on the timing or collectibility on the resale of the product. Furthermore, upon shipment, title to the inventory passes to the distributor. US distributors apply for a rebate when their sales prices to end-user customers are below the distributor’s original purchase price. Refunds for price protection, granted to US distributors ranged from $6 million to $9 million per quarter and totalled $31 million in 2005. Because these rebates are not pre-determined, but are significant, the initial amounts billed to distributors are included as accounts receivable, inventory is relieved, and the revenue and the gross margin are deferred and reflected as a current liability until the product is “sold through” by the distributors to the end customers. Additionally, these distributors have both right of return and stock rotation privileges, and amounts returned under these programs have also been significant in each of the years presented.
Because of the “price protection” clauses included in US-based distributors contracts, a portion of amounts billed at shipment and collected in due course will not ultimately be recognized as revenue. It is difficult for us to reasonably estimate the portion that will not be recognized as revenue, as price concessions, rebates and discounts have fluctuated significantly from one period to another and the amounts of such pricing adjustments are dependant on other factors outside our control including competitor pricing pressures and changes in business conditions within the semiconductor industry.
The amount of price concessions customarily provided to distributors is not known at the time of sale. Historically, these concessions have ranged from 10% to 40% of pricing recorded upon shipment to distributors. Due to the uncertainty and material nature of future discounts and returns under stock rotation privileges, we defer the recognition of revenue until distributors sell to the end customer, and final pricing adjustments can be determined. The accounting for these arrangements is in accordance with the revenue recognition criteria as defined within SAB 104 as the sales price at the time of the sale is not fixed or determinable and therefore the revenue on these arrangements is required to be deferred. Our revenue recognition policy for sales under these arrangements are further discussed within both our Critical Accounting Policies and Estimates (page 40) and Summary of Significant Accounting Policies (page 53) under “Revenue

Recognition” in our Form 10-K for the year ended December 31, 2005. In future filings, beginning with Form 10-K for the year ending December 31, 2006, we will further expand our revenue recognition disclosure to discuss the reasons revenue is not recognized upon shipment to U.S.-based distributors.
Note 4. Fixed Assets — Page 57
Staff comment:
4. We see from the table on page 57 that construction in progress decreased from $142,086 at December 31, 2006 to $6,810 at December 31, 2005. We note from page 71 that you abandoned plans for the Colorado Springs facility during 2005 and that you recognized an impairment charge of $8,777 during the year ended December 31, 2005 to write down the carrying value of the facility to zero. Please tell us how you disposed of or otherwise allocated the remainder of the construction in progress costs.
Company’s response
In response to the Staff’s comment, a direct correlation between the construction in progress assets placed in service and the activity within the other fixed asset categories cannot be made. For reference the following table was included within Footnote 4 (page 62):

December 31,	2005	2004

Land	$56,027	$57,653
Buildings and improvements	734,473	804,624
Machinery and equipment	1,735,123	1,711,977
Furniture and fixtures	152,974	174,946
Construction in progress	6,810	142,086

	2,685,407	2,891,286
Less accumulated depreciation and amortization	(1,794,459)	(1,686,434)

Fixed assets, net	$890,948	$1,204,852

A direct correlation cannot be made primarily due to the sale of our Nantes facility and the euro to U.S. dollar exchange rates. As part of the sale of our Nantes facility in December 2005, we transferred gross fixed assets (primarily made up of machinery and equipment and buildings and improvements) of approximately $100 million. The disclosure of assets transferred in Footnote 17 (page 76), noted net assets sold of $3.3 million. In addition, the change in exchange rates for the euro relative to the U.S. dollar between 2004 and 2005 contributed to the overall reduction in our fixed assets.
With the exception of approximately $8.8 million of an asset impairment charge for the Colorado Springs, Colorado facility, the construction in progress assets totalling $142 million as of December 31, 2004 were acquired during the second half of 2004 and were all subsequently placed in service during the first half of 2005. These assets primarily consisted of machinery and equipment utilized for our semiconductor manufacturing operations. No equipment within construction in progress at December 31, 2004 was returned to vendors during 2005.
Note 17. Restructuring Charges and Loss on Sale — Page 71
Staff comment:
5. Refer to your disclosure on page 71 that you sold the Nantes facility for an amount that approximated the net book value of assets sold less liabilities assumed, plus an additional capital contribution to XbyBus SAS. Please tell us and disclose in future filings the cash proceeds, if any, received for the sale of the facility. In addition, please clarify whether you have an ownership interest in XbyBus SAS as a result of the capital contribution. If so, tell us why it is appropriate to record the capital contribution as a component of the loss on sale of the facility and how the resulting ownership impacted your accounting for the sale. Otherwise, explain the nature of the cash capital contribution. Please also explain the business reason for making an additional $7.6 million cash contribution to the acquirer of the facility.
Company’s response
In response to the Staff’s comment, cash proceeds from the sale of the Nantes facility amounted to 1 euro. We did not receive any ownership interest in the acquiring entity, or any other entity, in exchange for the additional cash contribution of $7.6 million to the acquirer of this facility. The term “capital contribution” is somewhat of a misnomer, and represents an additional price concession as a part of the transaction that resulted in XbyBus acquiring these assets, not a contribution in the form of equity ownership.
We had the following key business reasons for agreeing to make the cash contribution to the acquiring entity upon transfer, even though this resulted in additional loss upon sale:
(a) The loss recorded on the sale, including the extra cash contribution, is still less than the cash outflows we expected to incur had we continued to operate the facility, or if we had proceeded to close the facility ourselves.
(b) We wanted to ensure that the acquiring entity remained viable after completion of the sale. Existing Atmel customers must relocate production wafers qualified exclusively in this facility to other Atmel manufacturing locations, which requires a transition period of as much as 2 to 3 years.
(c) Sale of the Nantes facility at the terms negotiated by us (including the additional cash contribution) helped ensure that the 300+ employees transferred to the acquiring entity were afforded the best opportunity to continue employment in France.
In the interests of ensuring that the new entity remained viable after the sale as well as consideration of the unfavourable economics of continuing to operate the facility ourselves, we concluded that the additional cash contribution of $7.6 million was key to conclude the transaction.

In future filings, beginning with Form 10-K for the year ending December 31, 2006, we will disclose the cash proceeds on the sale of the Nantes facility and clarify that the additional cash contribution was in substance additional cash included in the assets of the Nantes business transferred to XbyBus that resulted in the net loss upon sale.
Further Staff Comments:
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Company’s response
The Company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned with any questions or comments concerning the matters discussed above.
Sincerely,
/s/ Robert Avery
Robert Avery
Vice-President Finance and Chief Financial Officer